ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11TH FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR TRANSMISSION

July 14, 2010

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 4720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bohai Pharmaceuticals Group, Inc.
Registration Statement Form S-1/A (the “Registration Statement”)
Filed June 24, 2010
File No. 333-165149

Dear Mr. Riedler:

On behalf of Bohai Pharmaceuticals Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s comments to the above referenced Registration Statement which was filed with the Commission on June 24, 2010.  The Staff’s comments are set forth in a letter dated July 8, 2010.  In addition, attached hereto as Exhibit A for the Staff’s consideration is a draft of a revised Footnote 12 to the Company’s unaudited financial statements for the period ended March 31, 2010 (“Draft Footnote 12”).

As discussed with the Staff via telephone on July 13, 2010, the Company is submitting this response and Draft Footnote 12 prior to filing an additional pre-effective amendment to the Registration Statement in order to be both responsive to the Staff’s comments and to expedite the Staff’s review.  The Company submits that the Draft Footnote 12, together with the Company’s responses below, contains the disclosure and analysis requested by the Staff and should address the Staff’s comments.  However, should the Staff have further questions or concerns, the Company would welcome the opportunity to engage in a conference call with the Staff to discuss these matters.

Once the Staff is satisfied with the Company’s position on these matters, the Company will file a pre-effective amendment to the Registration Statement in which the analysis and disclosure contained in the Draft Footnote 12 will be included in revised financial statements and conformed to the remainder of the Registration Statement as applicable and will also make other’34 Act filings (or amendments to ’34 Act filings) as are necessary to reflect the final outcome of the Company’s discourse with the Staff.

For the Staff’s convenience, we provided an overview of the Company’s position and have then recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.

Mr. Jeffrey Riedler
July 14, 2010

Overview

As a result of the Staff’s comments, the Company has further reviewed its accounting for the Company’s convertible notes (the “Notes”) and common stock purchase warrants and placement agent warrants (collectively, the “Warrants”) issued on January 5, 2010.  As a result of such review, the Company has concluded that the conversion option embedded in the Notes and the Warrants should be accounted for as derivative instrument liabilities from the time they were issued (namely January 5, 2010).  As a result, the Company proposes to voluntarily restate its previously filed financial statements for the period ended March 31, 2010 appearing in the Registration Statement and make certain other modifications to its disclosures throughout the Registration Statement to conform with the changes made.  The Company further proposes to make a second amendment to its Quarterly Report on Form 10-Q for the period ended March 31, 2010 to conform with these changes.

In particular, as shown in Draft Footnote 12, the Company proposes to extensively revise Note 12 to the March 31, 2010 financial statements in order to:

(i)	fully describe the terms and features of the Notes and Warrants;

(ii)	discuss the accounting for these instruments; and

(iii)	disclose the valuation of these instruments, including the related derivative instruments.

Note 12.  Convertible Promissory Notes and Warrants, page F -18

1.	We note your response to prior comment 8. Please tell us whether or not the warrants are freestanding financial instruments as defined by ASC 815-40-20 and the basis for your conclusion.

The Company submits that the Warrants are freestanding financial instruments as defined by ASC 815-40-20 as they are legally detachable and separately exercisable.

2.
Please disclose in a subsequent event note to your financial statements the material terms of and your accounting treatment for the agreement described in your Item 1.01 Form 8-K filed July 6, 2010 as well as the business reason for entering into this agreement.

As indicated in Draft Footnote 12, the Company proposes to revise Note 12 to the March 31, 2010 financial statements to include information on the Amendment and Agreement referenced by the Staff (the “Amendment”).  As indicated in Draft Footnote 12, the Amendment will not result in any changes to the Company’s accounting for the Notes and Warrants.  The Company entered into the Amendment in the expectation that it would enable the Notes and Warrants to qualify for the exception provided in ASC 815-10-15-74(a).  Upon further review of the applicable literature, the Company now understands that this is not the case because the instruments do not otherwise qualify for the exception, as described in Draft Footnote 12.

3.
We found response 8, as it relates to the convertible notes, confusing because in your May 28, 2010 response 13 you indicated that the convertible notes did not meet the net settlement provisions of ASC 815-10-15-99 (SFAS 133).  Please address the following points related to the convertible notes.

a.           Please reevaluate your net settlement conclusion by analyzing ASC 815-10-15-130 and the related implementation guidance in "Example 7: Net Settlement Readily Convertible to Cash - Effects of Daily Transaction Volumes" at ASC 815-10-55-99 to ASC 815-10-55- 110.  For example, Note 12 states that there are 6 million notes each with a principal amount of $2 and a conversion price of $2 and that partial conversion of a note is not permitted.  In these circumstances, it appears that the smallest conversion increment would result in the issuance of a single share, which it appears the market could absorb.

Mr. Jeffrey Riedler
July 14, 2010

b.           Please reevaluate your net settlement conclusion by analyzing ASC 815-10-15-83c.  For example, in your Item 1.01 Form 8-K filed July 6, 2010, you indicate that you amended the convertible notes to preclude net cash settlement.  This amendment suggests that prior to the amendment the notes contained either an implicit or explicit net settlement provision.

c.           If the embedded conversion option is not required to be separately accounted for as a derivative under ASC 815-15-25, please help us understand whether ASC 470-20-25-22 (FSP APB 14-1) applies and the reasons why.

d.           If your conclusion that that the embedded conversion feature did not meet the ASC 815-10-15 net settlement criteria is correct, please tell us how you determined that it was nonetheless appropriate to separately account for the embedded conversion feature at fair value through earnings.

The Company apologizes for the confusion caused by its previous response related to the issue of net settlement.  Prior to January 5, 2010 (the date on which the Notes and Warrants were issued), there had not been an active market for the Company’s common stock and, accordingly, the Company considered whether the net settlement provisions of ASC 815-10-15-99 were met, including specifically the “net settlement through a market mechanism” referred to in ASC 815-10-15-99(a).  Although there had not been an active market prior to January 5, 2010 that would permit net settlement to be achieved through a market mechanism, the January 5, 2010 share exchange transaction and the issuance of the Notes and Warrants clearly contemplated that the Company would take steps to develop an active market for its common stock, thus permitting the investors to achieve net settlement.  That market began to develop during the period ended March 31, 2010 and is expected to continue.  As a result, the Company has reconsidered this issue and concluded that the conversion option embedded in the Notes and the Warrants should be considered to be derivative instruments from the time they were issued.  The accounting for these instruments, both at the time they were issued and at March 31, 2010, including the changes in their fair values between those dates, is discussed and disclosed in Draft Footnote 12, which the Company proposes to include in its financial statements.

4.
Please tell us how you accounted for the warrants and conversion feature at issuance on January 5, 2010 in the restated financial statements and what the fair values of the warrants and conversion feature were on January 5, 2010.  Also, please tell us whether the charge to earnings represents the change in fair value from January 5, 2010 to March 31, 2010.

As indicated above, the Company proposes to substantially revise Note 12 to fully discuss the accounting for the Notes and Warrants, including the related derivative instrument liabilities.  The valuations of the derivative instruments at both January 5, 2010 and March 31, 2010, including the changes in values between those dates, are now discussed and disclosed in Draft Footnote 12 and the Company proposes to restate its financial statements for the period ended March 31, 2010 to reflect these changes.

Mr. Jeffrey Riedler
July 14, 2010

We thank the Staff in advance for its consideration of the foregoing and Draft Footnote 12.  Should the Staff deem it productive to discuss these matters via telephone, the Company would welcome this opportunity.

If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	Bohai Pharmaceuticals Group, Inc.
Parker Randall CF (H.K.) CPA Limited

Mr. Jeffrey Riedler
July 14, 2010

Exhibit A

Draft Footnote 12

12.           CONVERTIBLE PROMISSORY NOTES AND WARRANTS

On January 5, 2010, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Investors”), the Company issued 6,000,000 units for aggregate gross proceeds of $12,000,000, with each unit consisting of an 8% senior convertible promissory note (each, a “Note” and collectively, the “Notes”) in the principal amount of $2 and one common stock purchase warrant (each, a “Warrant” and collectively, the “Warrants”).

The Notes bear interest at 8% per annum, payable quarterly in arrears on the last day of each fiscal quarter of the Company.  No principal payments are required until maturity of the Notes on January 5, 2012.  Each Note, plus all accrued but unpaid interest thereon, is convertible at any time, at the option of the holder, into shares of Common Stock at a conversion price of $2.00 per share, subject to adjustment as set forth in the Note.

The conversion price is subject to standard anti-dilution adjustments for stock splits and similar events.  In addition, in the event the Company issue or sells any additional shares of Common Stock or instruments convertible or exchangeable for Common Stock at a price per share less than the conversion price then in effect or without consideration, then the conversion price upon each such issuance will be adjusted to that price determined by multiplying the conversion price then in effect by a fraction: (1) the numerator of which is the sum of (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock plus (y) the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued would purchase at a price per share equal to the conversion price then in effect, and (2) the denominator of which is the number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock.  Notwithstanding any provision of the Note to the contrary, no adjustment will cause the conversion price to be less than $1.00, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

The Notes contain certain Events of Default, including non-payment of interest or principal when due, bankruptcy, failure to maintain a listing of the Common Stock or to make required filings on a timely basis.  No premium is payable by the Company if an Event of Default occurs.  However, upon an Event of Default, and provided the Notes are still outstanding, the Investors have the right to receive a pro rata portion of 1,000,000 shares of Common Stock that have been placed in escrow by the Company’s principal stockholder.

The Warrants expire on January 5, 2013 and may be exercised by the holder at any time to purchase one share of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in the Warrants).  The exercise price of the Warrants is subject to adjustment in the same manner as the conversion price of the Notes described above, except that the exercise price will not be adjusted to less than $1.20, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

In connection with the sale of the units, the Company paid its placement agents a cash fee of $1,200,000. In addition, the placement agents received warrants (the “Placement Agent Warrants”) to purchase 600,000 shares of Common Stock, which warrants are substantially identical to the Warrants issued to the Investors, except that such warrants were not exercisable before June 5, 2010.

Mr. Jeffrey Riedler
July 14, 2010

In addition to the placement agent fee, the Company paid $370,000 of legal and other expenses.  As required by the Securities Purchase Agreement, $500,000 of the proceeds from the sale of the units were placed in escrow to pay investor relations expenses to be incurred by the Company and $240,000, equivalent to one quarter’s interest expense on the Notes, was also placed in escrow.  The interest escrow will be released to the Company at such time as 75% of all shares underlying the Notes have been issued upon conversion of Notes.  After payment of the placement agent fees and other expenses and the amounts required to be placed in escrow, the Company received net proceeds of $9,690,000.  At March 31, 2010, $731,491 remained in escrow and is included in Other Receivables and Prepayments (see Note 4).

The Company also entered into a Registration Rights Agreement with the Investors.  The Company agreed to file, no later than March 6, 2010, a registration statement to register the shares underlying the Notes and Warrants and to have such registration statement effective no later than August 13, 2010.  The required registration statement was filed on March 2, 2010 but has not yet become effective.  If the registration statement is not effective by the due date or if, after the effective date, sales of securities  included in the registration statement cannot be made (including, without limitation, because of a failure to keep the registration statement effective, to disclose such information as is necessary for sales to be made pursuant to the registration statement, to register a sufficient number of shares of Common Stock or to maintain the listing of the Common Stock) then, as liquidated damages (and in complete satisfaction and to the exclusion of any claims or remedies inuring to any holder of the securities) the Company is required to pay an amount in cash equal to 1% of the aggregate purchase price paid by the Investors on each of the following dates: (i) 20 days following the date of a Filing Failure; (ii) 20 days following the date of an Effectiveness Failure; (iii) 30 days following the initial day of a Maintenance Failure; (iv) on every thirtieth day thereafter (pro-rated for periods totaling less than thirty days) until such failure is cured. The payments to be made by the Company are limited to a maximum of 6% of the aggregate amount paid by the Investors ($720,000).  As of March 31, 2010, the Company does not expect to incur any registration delay payments and has not accrued any such payments.

On and effective as of June 30, 2010, the Company entered into an Amendment and Agreement with the Investors (the “Amendment”), pursuant to which the Company and the Investors agreed to make certain amendments to the Notes, Warrants and Placement Agent Warrants.  Pursuant to the Amendment, the anti-dilution protection provisions in the Notes, Warrants and Placement Agent Warrants were eliminated and a provision precluding net cash settlement by the Company of the Notes, Warrants and Placement Agent Warrants was added. In return, and subject to certain non-financing exceptions, the Company agreed not to issue any new equity securities at a price per share below $2.20 until the earlier of (i) January 5, 2013 or (ii) the date on which, collectively with any prior conversions or exercises of Notes and Warrants, 75% of the principal face value of the Notes in the aggregate has been converted into shares of Common Stock and Warrants representing, in the aggregate, 75% of the aggregate shares of Common Stock underlying the Warrants have been exercised.  This Amendment will not change the Company’s accounting for the Notes, Warrants or Placement Agent Warrants described below.

The Warrants and the Placement Agent Warrants, as well as the conversion option embedded in the Notes, are derivative instruments as defined in FASB ASC 815-10-15-83.  However, FASB ASC 815-10-15-74 provides that a contract which would otherwise meet the definition of a derivative instrument but that is both (a) indexed to a company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. FASB ASC 815-40-15 and 815-40-25 provide guidance for determining whether those two criteria are met.  Because the Company’s functional currency is the Renminbi but the Warrants, Placement Agent Warrants and the conversion option embedded in the Notes are denominated in U.S. Dollars, FASB ASC 815-40-15-7I provides that the instruments are not considered to be indexed only to the Common Stock.  Furthermore, prior to the June 30, 2010 Amendment described above, the criteria that the instruments be indexed only to the Common Stock was also not met because the exercise price of the Warrants and Placement Agent Warrants and the conversion price of the Notes would be reduced if the Company issued securities at a lower exercise or conversion price.  Because the requirement that the instruments be indexed only to the Common Stock is not met, the Company accounts for the Warrants, Placement Agent Warrants and the embedded conversion option in the Notes as derivative instrument liabilities.

Mr. Jeffrey Riedler
July 14, 2010

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

The Warrants and the Placement Agent Warrants do not trade in an active securities market and the Company has estimated their fair value using the Black-Scholes-Merton option model.  The Company has also estimated, using a binomial model, the fair value of the derivative instruments embedded in the Notes, including the embedded conversion option and the obligation to deliver additional shares of Common Stock if certain Events of Default occur that are not related to interest rate or credit risk.

At the time the Warrants, Placement Agent Warrants and Notes were issued, there had not been an active market for the Common Stock.  Accordingly, the Company estimated the January 5, 2010 fair value of the Common Stock underlying the Warrants, the Placement Agent Warrants and the embedded derivative instruments in the Notes, including the embedded conversion option, based on the Common Stock price implicit in the cash price paid by the Investors (adjusted for the present value of the interest coupon that will be paid to the Investors over the period to the maturity of the Notes).  Because there had been no active trading of the Common Stock prior to January 5, 2010, the cash price paid by the Investors is considered to be the best available indicator of the fair value of the Common Stock at that time.  At March 31, 2010, the derivative financial instruments have been re-valued based on the closing market price of the Common Stock at that date.

Because of the limited historical trading period of the Common Stock, the expected volatility of the Common Stock price over the remaining life of the Warrants, Placement Agent Warrants and Notes has been estimated at 65%, based on a review of the historical volatility of five companies considered by management to be comparable to the Company.  At January 5, 2010 and March 31, 2010, the Warrants, Placement Agent Warrants and the conversion option embedded in the Notes were valued based on a Common Stock price of $1.34 and $2.10, respectively, (determined as described above), a term equal to the remaining life of the instruments, an expected dividend yield of 0%, and risk-free interest rates ranging from 0.88% to 1.57%, based on constant maturity rates published by the U.S. Federal Reserve applicable to the remaining life of the instruments.

The Warrants and the derivative instruments embedded in the Notes were initially valued at $2,243,781 and $1,910,315, respectively.  The remainder of the $12,000,000 gross proceeds received from the Investors of $7,845,904 was recorded as the initial carrying value of the Notes.  This initial carrying value, together with interest accruing on the Notes, is being amortized to the maturity value of the Notes over the period to maturity, at an effective interest rate of approximately 31.3% per annum.  Interest expense for the period ended March 31, 2010 was $594,205.  After payment of cash interest due on March 31, 2010 of $226,667, the amortized cost carrying value of the Notes at March 31, 2010 was $8,213,442.

The Placement Agent Warrants were initially valued at $224,378.  The cost of these instruments, together with the cash fees paid to the placement agents and the other fees and expenses paid by the Company, as described above, in the aggregate amount of $1,794,378 have been deferred and are being amortized on a straight-line basis over the two year period to maturity of the Notes.

At March 31, 2010, the following derivative liabilities related to common stock purchase warrants and embedded derivative instruments were outstanding:

Mr. Jeffrey Riedler
July 14, 2010

Issued	Expire	# of Warrants	Issued To	Exercise Price Per Share	Value – January 5, 2010	Value - March 31, 2010

01-05-2010	01-05-2013	6,000,000	Investors	$2.40	$2,243,781	$4,839,673

01-05-2010	01-05-2013	600,000	Placement Agents	$2.40	$224,378	$483,967

Fair value of freestanding derivative instrument liabilities for warrants					$2,468,159	$5,323,640

Issued	Maturity	Instrument	Exercise Price Per Share	Value – January 5, 2010	Value - March 31, 2010

01-05-2010	01-05-2012	$12,000,000 Promissory Notes	$2.00	$1,910,315	$4,487,854

Fair value of bifurcated embedded derivative instrument liabilities				$1,910,315	$4,487,854

Total derivative financial instruments				$4,378,474	$9,811,494

Fair Value Considerations – As required by FASB ASC 820, assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Our derivative financial instruments that are measured at fair value on a recurring basis under FASB ASC 815 are all measured at fair value using Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following represents a reconciliation of the changes in fair value of financial instruments measured at fair value using Level 3 inputs during the three months ended March 31, 2010:

	Embedded Derivatives	Warrants	Total

Balance – December 31, 2009	-	-	-

Issued – January 5, 2010	$1,910,315	$2,468,159	$4,378,474

Fair value adjustments	2,577,539	2,855,481	5,433,020

Balance – March 31, 2010	$4,487,854	$5,323,640	$9,811,494

Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, valuation techniques are sensitive to changes in the trading market price of the Common Stock.  Because derivative financial instruments are initially and subsequently carried at fair values, the Company’s income will reflect the volatility in these estimates as the assumptions change.

Subsequent Conversions – On April 1, 2010, $500,000 of the Notes were converted by the holder into 250,000 common shares.